UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42287

Jinxin Technology Holding Company

(Exact name of registrant as specified in its charter)

Floor 8, Building D, Shengyin Building, Shengxia Road 666

Pudong District, Shanghai 201203

People’s Republic of China

+86 21-5058-2081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Appointment of Chief Financial Officer

Mr. Jun Jiang, the director, chief operating officer and interim chief financial officer of Jinxin Technology Holding Company (the “Company”), has been formally appointed as the Company’s chief financial officer, effective immediately.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxin Technology Holding Company

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2026

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